FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION


                            WASHINGTON, D.C. 20549


                       Report of Foreign Private Issuer
                       Pursuant to Rule 13a-16 or 15d-16
                       of the Securities Exchange Act of
                                     1934


                                August 5, 2002


                              SMITH & NEPHEW plc
                              (Registrant's name)



                                15 Adam Street
                            London, England WC2N 6LA
             (Address of registrant's principal executive offices)


         [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                    Form 20-F     X               Form 40-F
                                -----                       -----

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.]

                    Yes                           No    X
                        ----                          -----

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.



                                                               Total Pages: 15

1 August 2002

                   CONTINUED STRONG GROWTH FOR SMITH & NEPHEW

Smith & Nephew, the global advanced medical devices company, announces its interim results for the half year ended 29 June 2002.

Key points:
     o  Underlying sales up 14%
     o  Acquisitions added another 4% to sales
     o  Profit before tax and exceptional items up 13%
     o  EPS before exceptional items up 11%, underlying EPS up 18%
     o  Further progress expected in second half

Dudley Eustace, Chairman, said : "All businesses are performing well and demand for our products continues to be strong worldwide. Our sales performance was robust in all our businesses and our Orthopaedics division was again the fastest growing manufacturer of hip and knee implants. We are therefore well placed to make further progress in the second half and beyond."


Enquiries:

Chris O'Donnell, Chief Executive                      Tel: +44 (0)20 7401 7646
Smith & Nephew plc

Peter Hooley, Finance Director                        Tel: +44 (0)20 7401 7646
Smith & Nephew plc

Margaret Stewart, Group Director Corporate Affairs    Tel: +44 (0)20 7401 7646
Smith & Nephew plc

Jonathan Birt                                         Tel: +44 (0)20 7831 3113
Financial Dynamics

A presentation for analysts will be held at the City Presentation Centre, 4 Chiswell Street, Finsbury Square, London EC1Y 4UP at 9.30am today. A tele-conference call for analysts will be held at 3pm today: please call Mo Noonan at Financial Dynamics on +44 (0)20 7831 3113 for details. The morning meeting will be webcast as will the tele-conference at 3pm on www.smith-nephew.com/interimreport. High resolution photographs are available to the media free of charge at www.newscast.co.uk

Trading Results and Overview

Our markets throughout the world continued to be strong in the first half of 2002 and Smith & Nephew sustained its pace of growth. Demand for our products in orthopaedics, endoscopy and advanced wound management continues to be strong. For the third year running our orthopaedics business was the fastest growing implant company.

Sales in our ongoing businesses again performed strongly, rising 17%. Within this, underlying growth was 14%, aided by our programme of new product launches and investment in sales forces. Sales price increases accounted for 1-1/2% of underlying growth. Adverse currency translation reduced overall sales growth by 1%.

We are also selectively making acquisitions to augment our business base, and these accounted for 4% of reported sales growth in the first half. As part of this acquisition programme, we purchased ORATEC Interventions, Inc., in March, in order to gain a strong base in radio frequency technology for minimally invasive surgery.

In March, we completed our restructuring programme with the disposal of Rehabilitation to AbilityOne for GBP71m paid in cash, plus a 21-1/2% retained interest in the enlarged company so as to benefit from the substantial value we believe will be created by combining the two businesses.

Ongoing margins of 16-1/2% are after absorbing 1% of dis-synergies from last year's divestments and Rehabilitation this year and from incorporating goodwill amortisation on the ORATEC acquisition.

Profit before tax and exceptional items amounted to GBP94m, an increase of 13%. This comprises GBP87m of operating profit from ongoing operations, GBP2m of profit from discontinued operations (principally Rehabilitation), an GBP11m share of the profits of BSN Medical and AbilityOne, less GBP6m of interest cost. Amortisation of acquisition goodwill charged to operating profit was GBP8m, of which GBP2m related to ORATEC.

Earnings per share, exceptional items and cash flow

The effective ordinary tax charge was 32%, resulting in earnings per share before exceptional items of 6.89p, an 11% increase. Adjusting for the dilutive effects of the disposals this and last year, the formation of the BSN Medical joint venture and from incorporating goodwill amortisation on the acquisition of ORATEC, the underlying increase in earnings per share before exceptional items was 18%.

Exceptional items comprise profit on disposals of GBP19m, principally Rehabilitation, less GBP9m of rationalisation and acquisition integration costs and an GBP8m write down in the value of our equity investment in Advanced Tissue Sciences, Inc.

Operating cash flow was GBP38m after GBP9m of outgoings on rationalisation and acquisition integration. The net cost of acquisitions, principally ORATEC, was GBP194m and the proceeds from disposing of Rehabilitation were GBP71m. Net debt closed at GBP350m after benefiting from GBP28m of currency translation.

Dividend

An interim dividend of 1.80 pence per share (2001 : 1.75 pence) will be paid on 15 November 2002 to shareholders on the register at the close of business on 18 October 2002. Shareholders may participate in the company's dividend reinvestment plan.

Operating Review

Orthopaedics

Demand for hip and knee replacements and for trauma products shows no sign of diminishing. Our orthopaedics business achieved increased underlying growth of 20%, maintaining its position as the fastest growing manufacturer of orthopaedic implants.

Hip and knee implants grew at 27% and trauma sales grew 8%. New products Oxinium and Supartz contributed 10% to implant sales growth, and took knees to a notable 37% growth. Hip sales grew at 16%.

Additional Oxinium knee components were launched in both the Genesis and Profix ranges. We continued to invest in computer aided surgery, where we achieved a 510k approval from the FDA for knee procedures and extended our agreement for the development of software and instrumentation with Medtronic.

The forthcoming retirement of Larry Papasan as President of the Orthopaedics division and the appointment on 1 May of David Illingworth as his successor were announced.

Endoscopy

The requirement for minimally invasive surgery for injuries, mainly caused by sport, remains strong. Endoscopy achieved an underlying sales growth of 10% in the first half, with the acquisition of ORATEC at the end of March contributing an additional 6% to this. Arthroscopic repair performed strongly and Trivex, our technique for varicose vein removal, also made a useful impact.

Integration of ORATEC is proceeding to plan, with cost savings on target. We have already launched a bipolar radio-frequency resection system to complement ORATEC's monopolar tissue shrinkage products.

We continue to improve the percentage of new products to sales in Endoscopy and to date this year have achieved 15%. The addition of the new radio-frequency products from ORATEC and our FasT-Fix and TwinFix suturing devices will accelerate this still further.

Both the new headquarters in Andover, Massachusetts, and our extended Mansfield, Massachusetts, manufacturing facility are now fully operational.

Advanced wound management

The growing population of elderly people underpins the strong demand for our advanced wound healing products, a market we continue to lead. Sales in advanced wound management grew at an underlying 11%, with a further 8% arising at the half year from the acquisitions of Beiersdorf's advanced wound management business and Acticoat last year.

Our lead product Allevyn again demonstrated strong sales growth of 23% and we continue to develop this range to meet new needs. Our burns products continue to do well and the global rollout of Acticoat, the silver-based dressing, is being met with enthusiasm by wound management specialists and nurses.

Dermagraft, our bio-engineered dermis for patients with hard to heal diabetic foot ulcers, received initial reimbursement approval in the US in April. Sales and extension of reimbursement coverage across the US are meeting their respective targets.

BSN Medical joint venture

At BSN, trading and integration rationalisation remains on target, with a consequential improvement in profitability to a 12% margin.

Outlook

We are pleased with the progress of the Group and particularly with the strong growth and increased market share in orthopaedics. Our investment in new products and strengthened sales force is paying off. Our underlying margins continue to improve and we expect this to continue in the second half of the year.

The medical devices sector continues to demonstrate strong growth characteristics and we expect to make further progress in the second half of the year and beyond.

                                      6

                               SMITH & NEPHEW plc

                         2002 INTERIM RESULTS continued

                    Unaudited Group Profit and Loss Account
                      for the Half Year Ended 29 June 2002

      Year                                                                                       2001
      2001                                                                       2002         Restated#
     GBP m                                                        Notes         GBP m           GBP m

                  Turnover                                          1,2
     943.0        Ongoing operations                                             531.9          454.1
      35.3        Operations contributed to the joint venture                        -           35.3
   -------                                                                      ------         ------
     978.3        Continuing operations                                          531.9          489.4
     103.4        Discontinued operations                             3           26.2           58.4
   -------                                                                      ------         ------
   1,081.7        Group turnover                                                 558.1          547.8
     123.6        Share of joint venture                                          79.3           41.9
   -------                                                                      ------         ------
   1,205.3                                                                       637.4          589.7
   =======                                                                      ======         ======

                  Operating profit
                  Ongoing operations
     160.4            - before exceptional items                                  87.1           77.7
     (19.3)           - exceptional items*                            5          (15.3)         (14.0)
   -------                                                                      ------         ------
     141.1                                                                        71.8           63.7
                  Operations contributed to the joint venture
       3.6            - before exceptional items                      2              -            3.6
      (1.8)           - exceptional items*                            5              -              -
   -------                                                                      ------         ------
     142.9        Continuing operations                                           71.8           67.3
      11.1        Discontinued operations                             3            2.1            6.9
   -------                                                                      ------         ------
     154.0                                                                        73.9           74.2
                  Share of operating profit of the joint venture
      12.8            - before exceptional items                      2            9.4            4.0
      (5.0)           - exceptional items*                            6           (1.3)          (2.5)
   -------                                                                      ------         ------
     161.8                                                                        82.0           75.7
         -        Share of operating profit of the associated
                  undertaking                                         3            1.4              -
   -------                                                                      ------         ------
     161.8                                                                        83.4           75.7
      49.2        Discontinued operations - net profit on disposals*  3           19.0           47.1
   -------                                                                      ------         ------
     211.0        Profit on ordinary activities before interest                  102.4          122.8
     (17.4)       Interest                                            7           (6.3)          (9.5)
   -------                                                                      ------         ------
     193.6        Profit on ordinary activities before taxation                   96.1          113.3
      64.0        Taxation                                            8           45.5           41.2
   -------                                                                      ------         ------
     129.6        Attributable profit                                             50.6           72.1
      42.9        Ordinary dividends                                  9           16.7           16.1
   -------                                                                      ------         ------
      86.7        Retained profit                                                 33.9           56.0
   =======                                                                      ======         ======

     14.07p       Basic earnings per ordinary share                   10          5.46p          7.84p
     13.95p       Diluted earnings per ordinary share                 10          5.42p          7.76p

                  Results before exceptional items (*)
  GBP170.5m       Profit before taxation                               11      GBP93.7m       GBP82.7m
     12.83p       Adjusted basic earnings per ordinary share           10         6.89p          6.20p
     12.72p       Adjusted diluted earnings per ordinary share         10         6.84p          6.14p

# See note 13



                               SMITH & NEPHEW plc
                         2002 INTERIM RESULTS continued
                 Abridged Group Balance Sheet as at 29 June 2002

     Year                                                                                                           2001
     2001                                                                                           2002         Restated#
    GBP m                                                                             Notes         GBP m          GBP m

                  Fixed assets
     187.8        Intangible assets                                                                  332.8          186.5
     245.0        Tangible assets                                                                    248.9          233.5
     114.0        Investment in joint venture/A/                                         2           112.4          135.3
         -        Investment in associated undertaking/B/                                3             7.5              -
      25.7        Investments                                                                         17.7           26.1
   -------                                                                                          ------         ------
     572.5                                                                                           719.3          581.4
   -------                                                                                          ------         ------

                  Working capital
     232.2        Stocks                                                                             241.6          224.5
     263.2        Debtors                                                                            280.4          277.3
     (21.7)       Creditors      - acquisition consideration                                         (18.2)         (23.1)
    (302.8)                      - other                                                            (303.1)        (290.5)
   -------                                                                                          ------         ------
     170.9                                                                                           200.7          188.2
     (55.4)       Provisions     - deferred taxation                                                 (54.8)         (55.6)
     (39.9)                      - other                                                             (37.2)         (47.3)
   -------                                                                                          ------         ------
     648.1                                                                                           828.0          666.7
   =======                                                                                          ======         ======
     404.6        Share capital and reserves                                                         477.9          369.1
     243.5        Net borrowings                                                                     350.1          297.6
   -------                                                                                          ------         ------
     648.1                                                                                           828.0          666.7
   =======                                                                                          ======         ======


A Investment in joint venture comprises goodwill GBP71.3 million and share of gross assets of GBP107.8 million less share of gross liabilities GBP66.7 million.

B Investment in associated undertaking comprises goodwill GBP15.9 million and share of gross assets of GBP12.5 million less share of gross liabilities GBP20.9 million.


                                           Abridged Movement in Shareholders' Funds
                                              for the Half Year Ended 29 June 2002
      Year                                                                                                           2001
      2001                                                                                           2002         Restated#
    GBP m                                                                                           GBP m           GBP m

     268.0        Opening shareholders' funds as previously reported                                 404.6          329.6
         -        Adjustments on adoption of FRS 19                                                      -          (61.6)
   -------                                                                                          ------         ------
     268.0        Opening shareholders funds - restated                                              404.6          268.0
     129.6        Attributable profit                                                                 50.6           72.1
     (42.9)       Dividends                                                                          (16.7)         (16.1)
      (8.8)       Exchange adjustments                                                                 6.0           (8.5)
      17.9        Goodwill on disposals/operations contributed to the joint venture                   30.0           17.9
      31.8        Unrealised gain on formation of the joint venture                                      -           31.8
      (2.1)       Movements relating to the QUEST                                                     (0.4)             -
      11.1        Issue of shares                                                                      3.8            3.9
   -------                                                                                          ------         ------
     404.6        Closing shareholders' funds                                                        477.9          369.1
   =======                                                                                          ======         ======

# See note 13


                                       8

                               SMITH & NEPHEW plc

                         2002 INTERIM RESULTS continued

          Abridged Group Cash Flow for the Half Year Ended 29 June 2002

      Year                                                                                                           2001
      2001                                                                                           2002         Restated#
     GBP m                                                                                          GBP m           GBP m

     154.0        Operating profit                                                                    73.9            74.2
      60.3        Depreciation and amortisation/C/                                                    43.9            30.4
     (22.4)       Working capital and provisions                                                     (38.9)          (42.1)
   -------                                                                                          ------          ------
     191.9        Net cash inflow from operating activities/D/                                        78.9            62.5

     (72.6)       Capital expenditure and financial investment                                       (41.2)          (31.0)
   -------                                                                                          ------          ------
     119.3        Operating cash flow                                                                 37.7            31.5

         -        Joint venture dividend                                                               2.2               -
     (16.5)       Interest                                                                            (5.2)           (9.3)
     (76.2)       Tax                                                                                (29.7)          (33.4)
     (42.0)       Dividends                                                                          (26.8)          (25.8)
     (69.3)       Acquisitions                                                                      (193.5)          (59.0)
      61.7        Disposals                                                                           71.8            61.7
      12.6        Joint venture formation                                                              5.7            (4.2)
       9.0        Issues of ordinary share capital                                                     3.4             3.9
   -------                                                                                          ------          ------
      (1.4)       Net cash outflow                                                                  (134.4)          (34.6)

      (5.8)       Exchange adjustments                                                                27.8           (26.7)
    (236.3)       Opening net borrowings                                                            (243.5)         (236.3)
   -------                                                                                          ------          ------
    (243.5)       Closing net borrowings                                                            (350.1)         (297.6)
   =======                                                                                          ======          ======


C Includes goodwill amortisation of GBP8.1 million (GBP10.4 million for full year 2001 and GBP4.5 million at the half year) and GBP8.0 million exceptional write down against the group's equity investment in Advanced Tissue Sciences, Inc.

D After GBP9.1 million (GBP23.5 million for full year 2001 and GBP12.2 million at the half year) of outgoings on rationalisation, acquisition integration and divestment costs.


                 Statement of Total Recognised Gains and Losses
                      for the Half Year Ended 29 June 2002

    Year                                                                                                             2001
    2001                                                                                             2002         Restated#
   GBP m                                                                                            GBP m           GBP m

     129.6        Attributable profit                                                                 50.6            72.1
      31.8        Unrealised gain on formation of the joint venture                                      -            31.8
      (8.8)       Currency translation differences on foreign currency net investments                 6.0            (8.5)
   -------                                                                                          ------          ------
     152.6        Total recognised gains and losses                                                   56.6            95.4
   =======                                                                                          ======          ======


# See note 13


                               SMITH & NEPHEW plc

                        NOTES TO THE 2002 INTERIM RESULTS


1.      Segmental performance for the half year ended 29 June 2002 was as follows:

        Group Turnover by product

               Year
               2001                                                               2002           2001         Underlying
              GBP m                                                              GBP m          GBP m        sales growth

              404.6      Orthopaedics                                            235.8          199.4               20%
              252.8      Endoscopy                                               141.7          123.2               10%
              285.6      Advanced Wound Management                               154.4          131.5               11%
            -------                                                              -----          -----               ---
              943.0      Ongoing operations                                      531.9          454.1               14%
                                                                                                                    ===
               35.3      Operations contributed to the joint venture                 -           35.3
              103.4      Discontinued operations                                  26.2           58.4
            -------                                                              -----          -----
            1,081.7                                                              558.1          547.8
            =======                                                              =====          =====


           Group turnover by geographic market

               Year
               2001                                                               2002           2001         Underlying
              GBP m                                                              GBP m          GBP m        sales growth

              268.4      Europe*                                                 155.6          130.6               13%
              534.9      America                                                 303.1          257.6               14%
              139.7      Africa, Asia and Australasia                             73.2           65.9               15%
            -------                                                              -----          -----               ---
              943.0      Ongoing operations                                      531.9          454.1               14%
                                                                                                                    ===
               35.3      Operations contributed to the joint venture                 -           35.3
              103.4      Discontinued operations                                  26.2           58.4
            -------                                                              -----          -----
            1,081.7                                                              558.1          547.8
            =======                                                              =====          =====

   * Includes United Kingdom sales of GBP40.8 million (GBP77.5 million for full year 2001 and GBP37.0 million at the half year).

     Underlying sales growth is sales growth adjusted to eliminate the effect of translational currency, acquisitions and disposals.

                               SMITH & NEPHEW plc

                   NOTES TO THE 2002 INTERIM RESULTS continued


2. On 1 April 2001, the casting and bandaging and traditional woundcare businesses were contributed to a joint venture with Beiersdorf AG called BSN Medical in return for a 50% equity interest. The results of these businesses prior to contribution represent operations contributed to the joint venture in the group profit and loss account.

3. On 27 March 2002, the rehabilitation business was disposed of to AbilityOne for GBP71.3 million cash and a 21.5% equity interest in the combined business. AbilityOne is accounted for as an associated undertaking under the net equity method. The results of rehabilitation prior to disposal represent discontinued operations. The net profit on disposal of GBP17.2 million is stated after deducting GBP30.0 million of goodwill previously written off to reserves on acquisition. The remaining gain of GBP1.8 million relates to adjustments in respect of previous disposals. Discontinued operations in 2001 also include the results and net profit on disposal of the ear, nose and throat business.

4. On 28 March 2002, ORATEC Interventions, Inc., a company that applies radio frequency energy to treat joint and spine disorders, was acquired for a net consideration of GBP190.6 million. The fair value of assets acquired was GBP26.9 million and goodwill arising was GBP163.7 million.

5. Operating exceptional items within ongoing operations comprise an GBP8.0 million write down against the group's equity investment in Advanced Tissue Sciences, Inc., GBP3.1 million costs of rationalisation consequent on the contribution of businesses to BSN Medical and manufacturing rationalisation (2001 half year GBP8.7 million; full year GBP10.4 million) and GBP4.2 million of acquisition integration costs (2001 half year GBP5.3 million; full year GBP8.9 million). Operating exceptional items within operations contributed to the joint venture in 2001 represented manufacturing rationalisation costs.

6. The group's share of exceptional items of the joint venture relates to manufacturing rationalisation costs of BSN Medical.

7. Interest includes GBP0.8 million (2001 - GBP0.2 million) in respect of the group's share of the net interest charge of BSN Medical and GBP0.3 million (2001 - nil) in respect of the group's share of the net interest charge of AbilityOne.

8. The tax charge is based on an estimated effective rate of 32% on the full year's results before exceptional items and includes GBP15.6 million in respect of the net exceptional items. Of the total, GBP37.7 million relates to overseas taxation, GBP2.6 million relates to the group's share of the tax of BSN Medical and GBP0.3 million relates to the group's share of the tax of AbilityOne.

9. An interim dividend of 1.80 pence per ordinary share (2001 - 1.75 pence per ordinary share) will be paid on 15 November 2002 to all shareholders on the register at the close of business on 18 October 2002. Shareholders may participate in the dividend reinvestment plan.

10. The basic average number of ordinary shares in issue was 926 million (2001 - 920 million). The diluted average number of ordinary shares in issue was 933 million (2001 - 929 million).

11. Results before exceptional items state profit before taxation before charging the cost of exceptional items and the net profit on the disposal of discontinued operations. Adjusted earnings per ordinary share is based on the attributable profit before accounting for these items and associated taxation thereon.

                               SMITH & NEPHEW plc

                   NOTES TO THE 2002 INTERIM RESULTS continued


12. The interim financial information has been prepared on the basis of the accounting policies set out in the full annual accounts of the group for the year ended 31 December 2001. The financial information contained in this interim statement does not constitute statutory accounts as defined in Section 240 of the Companies Act 1985.

13. Half year 2001 comparative figures have been restated for the adoption in the 2001 full year results of Financial Reporting Standard 19 and Urgent Issues Task Force Abstract 31.

14. The financial information for the year ended 31 December 2001 has been extracted from the full annual accounts of the group which have been filed with the Registrar of Companies. The auditors' report on those accounts was unqualified.

Independent Review Report to Smith & Nephew plc

We have been instructed by the company to review the financial information for the six months ended 29 June 2002 which comprises the Group Profit and Loss Account, Abridged Group Balance Sheet, Abridged Group Cash Flow Statement, Statement of Total Recognised Gains and Losses, Abridged Movement in Shareholders' Funds and the related notes 1 to 14. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

We conducted our review in accordance with guidance contained in Bulletin 1999/4 'Review of interim financial information' issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data, and based thereon, assessing whether the accounting policies and presentation have been consistently applied, unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 29 June 2002.

Ernst & Young LLP
London                                                            1 August 2002

                               LIST OF EXHIBITS

Exhibit         Description of Document
-------         -----------------------

A Certificate pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code by the Chief Executive of Smith & Nephew plc

B Certificate pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code by the Finance Director of Smith & Nephew plc

                                                                      EXHIBIT A

     Certificate Pursuant to Section 1350 of Chapter 63 of Title 18 of the
                           United States Code by the
                     Chief Executive of Smith & Nephew plc

I, Christopher J. O'Donnell, the Chief Executive of Smith & Nephew plc, certify that (i) this periodic report on Form 6-K fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and (ii) the information contained in this periodic report on Form 6-K fairly presents, in all material respects, the financial condition and results of operations of the issuer.

                                                /s/ Christopher J. O'Donnell
Date: August 1, 2002                          -----------------------------
                                                Christopher J. O'Donnell
                                                Chief Executive
                                                Smith & Nephew plc

                                                                      EXHIBIT B


     Certificate Pursuant to Section 1350 of Chapter 63 of Title 18 of the
                           United States Code by the
                    Finance Director of Smith & Nephew plc

I, Peter Hooley, the Finance Director of Smith & Nephew plc, certify that (i) this periodic report on Form 6-K fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and (ii) the information contained in this periodic report on Form 6-K fairly presents, in all material respects, the financial condition and results of operations of the issuer.

                                               /s/ Peter Hooley
Date: August 1, 2002                           ----------------------------
                                               Peter Hooley
                                               Finance Director
                                               Smith & Nephew plc